SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of:

THE ADAMS EXPRESS COMPANY
PETROLEUM & RESOURCES CORPORATION

File No. 812-_____

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT
COMPANY ACT OF 1940, AS AMENDED, FOR EXEMPTIONS FROM SECTION 19(b) OF
THE ACT AND RULE 19b-1 THEREUNDER

Please direct all communications, notices and orders to:

Lawrence L. Hooper, Jr., Esq.
The Adams Express Company
Seven Saint Paul Street, Suite 1140
Baltimore, MD 21202

AND

Diane E. Ambler, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC  20006

As filed with the Securities and Exchange Commission

On July 27, 2012

TABLE OF CONTENTS

			Page

I.	DESCRIPTION OF APPLICANTS		1
II.	RELIEF REQUESTED		2
III.	REPRESENTATIONS OF THE APPLICANTS		3
IV.	JUSTIFICATION FOR THE REQUESTED RELIEF		4
	1.	Receipt of the Order would serve shareholder interests.	4
	2.	Shareholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving.	5
	3.	Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to shareholders.	5
	4.	Other concerns leading to adoption of Rule 19b-1 are not applicable.	6
	5.	Further limitations of Rule 19b-1.	7
	6.	General.	8
V.	APPLICANTS’ CONDITIONS		8
	1.	Compliance Review and Reporting.	8
	2.	Disclosures to Shareholders.	9
	3.	Disclosure to Common Shareholders, Prospective Common Shareholders and Third Parties.	10
	4.	Delivery of 19(a) Notices to Beneficial Owners.	11
	5.	Additional Board Determinations for Common Shares That Trade at a Premium.	11
	6.	Public Offerings.	12
	7.	Amendments to Rule 19b-1.	13
VI.	APPLICABLE PRECEDENT		13
VII.	PROCEDURAL COMPLIANCE		13
VIII.	CONCLUSION		15

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of THE ADAMS EXPRESS COMPANY PETROLEUM & RESOURCES CORPORATION File No. 812-_____	APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR EXEMPTIONS FROM SECTION 19(b) OF THE ACT AND RULE 19b- 1 THEREUNDER

The Adams Express Company and Petroleum & Resources Corporation (each a “Fund” and, collectively, the “Funds” or “Applicants”), each an internally-managed registered closed-end management investment company, hereby apply for an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), providing the Applicants (including any successor in interest1), with an exemption from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder.

I.           DESCRIPTION OF APPLICANTS

The Adams Express Company (“ADX”) is registered under the Act as a diversified closed-end management investment company.  ADX has operated as a closed-end investment fund since October of 1929, and was reorganized into a Maryland corporation effective February 10, 1976.  ADX’s common stock, par value $0.001 per share, is listed and traded on the New York Stock Exchange under the symbol “ADX.” As of June 30, 2012, ADX had issued and outstanding 91,106,318 shares of common stock and had total net assets of $1,125,291,245.

Petroleum & Resources Corporation (“PEO”) is a closed-end fund emphasizing energy and other natural resource investments.  PEO is registered under the Act as a non-diversified closed-end management investment company.  PEO was founded as a closed-end investment company in January of 1929, and has continued to operate as such since then.  PEO was reorganized into a Maryland corporation effective February 4, 1977.  PEO’s common stock, par value $0.001 per share, is listed and traded on the New York Stock Exchange under the symbol “PEO.”  As of June 30, 2012, PEO had issued and outstanding 25,654,466 shares of common stock and had total net assets of $710,406,280.

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1 A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

Both Funds’ investment objectives are preservation of capital, the attainment of reasonable income from investments, and an opportunity for capital appreciation.  The Funds are non-control (within the meaning of Section 2(a)(9) of the Act)2 affiliates which are internally-managed by shared personnel, including a common board of directors, and common executive officers and portfolio managers.

Each Fund presently pays dividends to common shareholders consisting of net investment income and net realized capital gains, in accordance with Section 19 of the Act.  Although the Funds do not currently intend to issue preferred shares, the board of directors of a Fund (“Board”) may authorize the issuance of preferred shares in the future.  Applicants believe that investors in the common shares of the Funds may prefer an investment vehicle that provides more frequent capital gains distributions and a consistent cash flow.  In addition, the common stocks of closed-end equity funds generally tend to trade in the marketplace at a discount to their net asset values.  At times, activist shareholders of certain closed-end funds trading at discounts have pressured the boards of directors and management of their funds to take steps to address the discount.  To try to reduce the discounts at which their shares trade, among other goals, many closed-end funds have adopted managed distribution plans, which call for monthly or quarterly distributions to shareholders.  Some of these funds have seen their discounts narrow as a result.  In the view of the Applicants, the discounts at which the Funds’ common shares may trade similarly may be reduced if the Funds adopt a managed distribution plan (a “Plan”) that will permit the Funds to pay capital gains dividends with respect to their common shares more frequently than is permitted under Rule 19b-1.

The objectives of such a Plan would be two-fold: (1) to give investors an investment that provides regular distributions and consistent cash flow; and (2) to help address discounts to net asset value (“NAV”) that many closed-end funds experience.  Additionally, Applicants intend that over the long-term the rate of a Fund’s distributions will approximately equal the average annual total returns of that Fund.

II.           RELIEF REQUESTED

Section 19(b) of the Act provides that it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1986, as amended (the “Code”), more often than once every twelve months. Rule 19b-1 under the Act provides that no registered investment company which is a “regulated investment company” as defined in Section 851 of the Code shall make more than (i) one “capital gain dividend,” as defined in Section 852(b)(3)(C) of the Code, with respect to any one taxable year of the company, (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code plus (iii) one supplemental “clean-up” capital gain dividend otherwise permitted by the Rule or pursuant to Section 855 of the Code, which amount may not exceed 10% of the total amount distributed for the year.

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2 As of June 30, 2012, ADX held approximately 8.5% of the outstanding shares of PEO.

The Applicants believe that Rule 19b-1 should be interpreted to permit a Fund to make an unlimited number of distributions on its common and preferred shares (if any) so long as it makes the designation necessary under the Code and Rule 19b-1 to transform such distributions into “capital gain dividends” restricted by Rule 19b-1 only as often as is permitted by Rule 19b-1, even if the Code would then require retroactively spreading the capital gain resulting from such designation over more than the permissible number of distributions. However, in order to obtain certainty for the Funds’ proposed distribution policies, in the absence of such an interpretation, Applicants hereby request an order pursuant to Section 6(c) of the Act granting an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder.  The Order would permit each Fund to distribute periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code) as often as monthly in any one taxable year in respect of its common shares and as often as specified by or determined in accordance with the terms thereof in respect of its preferred shares (if any).

III.           REPRESENTATIONS OF THE APPLICANTS

Applicants make the following representations regarding the requested relief:

Before any Fund implements a Plan with respect to its common shares to make level, periodic distributions as described below in reliance on the Order, the Fund’s Board, including a majority of the members of the Board who are not “interested persons” of the respective Fund, as defined in Section 2(a)(19) of the Act (the “Independent Directors”), will approve the Fund’s adoption of the Plan. The Board will request and evaluate, and the Fund will furnish, such information as may be reasonably necessary to make an informed determination of whether the Board should adopt and implement the Plan. In particular, the Board, including the Independent Directors, will review information regarding (i) the purpose and terms of the Plan; (ii) any potential or actual conflicts of interest that the Fund and the affiliated persons of the Fund may have relating to the adoption or implementation of the Plan; (iii) whether the rate of distribution under the Plan will exceed the Fund’s expected total return (in relation to NAV); (iv) the relationship between such Fund’s distribution rate on its common shares under the Plan and such Fund’s total return (in relation to NAV); and (v) any reasonably foreseeable material effect of the Plan on the Fund’s long-term total return (in relation to market price and NAV). After considering such information, the Board, including the Independent Directors, will only approve the Plan, if the Board, including the Independent Directors, determines that the Plan is consistent with the Fund’s investment objective(s) and in the best interests of the Fund’s common shareholders.

Applicants represent that the purpose of any Plan will be to permit a Fund to provide its common shareholders with periodic distributions as nearly equal as practicable and any required special distributions over the course of each year. Under the Plan of a Fund, such Fund will distribute to its respective common shareholders a fixed percentage of the market price of such Fund’s common shares at a particular point in time, or a fixed percentage of NAV at a particular time, or a fixed amount per common share, any of which may be adjusted from time to time. Under the Plan, the minimum annual distribution rate with respect to such Fund’s common shares would be independent of the Fund’s performance during any particular period but would be expected to correlate with the Fund’s performance over time. Except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of the Fund’s performance for the entire calendar or taxable year and to enable the Fund to comply with the distribution requirements of Subchapter M and Section 4982 of the Code for the calendar or taxable year, each distribution on the common shares would be at the stated rate then in effect.

In conjunction with approving a Plan, the Board of each Fund will also approve the Fund’s adoption of compliance policies and procedures under Rule 38a-1 that:

(i) are reasonably designed to ensure that all notices required to be sent to each Fund’s shareholders pursuant to Section 19(a) of the Act, Rule 19a-1 thereunder and condition 4 below (each a “19(a) Notice”) include the disclosure required by Rule 19a-1 and by condition 2(a) below, and that all other written communications by the Fund or its agents described in condition 3(a) below about the distributions under the Plan include the disclosure required by condition 3(a) below; and

(ii) require each such Fund to keep records that demonstrate its compliance with all of the conditions of the Order and that are necessary for the Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

The records of the actions of the Board of each Fund that implements a Plan will summarize the basis for its approval of the Plan, including its consideration of the factors described above, and will be contained in its respective meeting minutes. Such records will be maintained for a period of at least six years from the date of such meeting, the first two years in an easily accessible place, or for such longer period as may otherwise be required by law.

IV.           JUSTIFICATION FOR THE REQUESTED RELIEF

Section 6(c) of the Act provides that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of the Act or any rule under the Act to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. For the reasons set forth below, Applicants submit that the requested exemption from Section 19(b) of the Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the Act and in the best interests of the Funds and their respective shareholders.

1.           Receipt of the Order would serve shareholder interests.

Applicants believe that the shareholders of each Fund are or will be, as applicable, generally conservative, dividend- and income-sensitive investors who desire current income periodically and may favor a fixed distribution policy.  In addition, common shares of closed-end funds often trade in the marketplace at a discount to their NAV.  In the view of the Applicants, this discount may be reduced if the Funds are permitted to pay relatively frequent dividends on their common shares at a consistent rate, whether or not those dividends contain an element of capital gain. Such a reduction in discount would benefit the Funds’ common shareholders along with the Funds.

2.           Each Fund’s Shareholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving.

One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that shareholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income.3  However, Rule 19a-1 under the Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital).  The Funds’ annual reports to shareholders include similar information.  Moreover, IRS Form 1099-DIV, which is sent to each shareholder who received distributions during a particular year (including shareholders who have sold shares during the year),4 instructs shareholders regarding how to report the distributions for federal income tax purposes.

In addition, each of the Funds that relies on the requested Order will make the additional disclosures required by the conditions set forth in Part V of this application below, and each of them will adopt compliance policies and procedures in accordance with Rule 38a-1 under the Act to ensure that all required 19(a) Notices and disclosures are sent to shareholders.

By providing the information required by Section 19(a) and Rule 19a-1, and by complying with the procedures adopted under the Plan and the conditions listed below, each Fund’s shareholders would be provided sufficient information to understand that their periodic distributions are not tied to the Fund’s net investment income (which for this purpose is the Fund’s taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return. Accordingly, continuing to subject the Funds to Section 19(b) and Rule 19b-1 would afford shareholders no extra protection.  Compliance with each Fund’s compliance procedures and condition 3 set forth below will ensure that prospective shareholders and third parties are provided with the same information.  In addition, the Funds will undertake to request intermediaries to forward 19(a) Notices to their customers and, upon request, will reimburse such intermediaries for the costs of forwarding. Such forwarding may occur in any manner permitted by statute, rule, order or the Commission staff.

3.           Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to shareholders.

Rule 19b-1, when applied to a Plan, actually gives rise to one of the concerns that Rule 19b-1 was intended to avoid: inappropriate influence on portfolio management decisions.
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3           See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong., 2d Sess. 190-95 (1966)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970).

4           Applicants note that shareholders who are “exempt recipients” for purposes of information reporting would not receive IRS Form 1099-DIV (see, Treas. Reg. 1.6049-4(c)(1)(ii)).

Funds that pay long-term capital gains distributions only once per year in accordance with Rule 19b-1 impose no pressure on management to realize capital gains at any time when purely investment considerations do not dictate doing so. In the absence of an exemption from Rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with Rule 19b-1 and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and, accordingly, would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts.

No purpose would appear to be served by the distortion in the normal operation of a periodic distribution plan required in order to comply with Rule 19b-1.  There is no reason or logic in requiring any fund that adopts a periodic distribution plan either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the fund’s shareholders) or to avoid designating its distributions of long-term gains as capital gains dividends for tax purposes (thereby avoiding a Rule 19b-1 problem but providing distributions taxable at ordinary income rates rather than the much lower long-term capital gains rates for non-corporate shareholders and being required to pay income tax on the amount of such income). The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.

The Order requested by the Applicants would minimize these anomalous effects of Rule 19b-1 by enabling the Funds to realize long-term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.

4.           Other concerns leading to adoption of Rule 19b-1 are not applicable.

Another concern that led to the enactment of Section 19(b) of the Act and adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend (“selling the dividend”), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor’s capital.  Applicants submit that this concern should not apply to closed-end investment companies, such as the Funds, which do not continuously distribute shares. Furthermore, if the underlying concern extends to secondary market purchases of shares of closed-end funds that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan actually helps minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

The Applicants also submit that the “selling the dividend” concern is not applicable to preferred shares, which entitle a holder to no more than a specified periodic dividend at a fixed rate, a rate determined by reference to an objective rate or index, or a rate determined by the market, and, like debt securities, are initially sold at a price based upon their liquidation preference, credit quality, dividend rate and frequency of payment. Investors buy preferred shares for the purpose of receiving specific payments at the frequency bargained for, and any application of Rule 19b-1 to preferred shares would be contrary to the expectation of investors. There is also currently a tax rule that provides that any loss attributable to a long-term capital gain dividend realized within six months of the acquisition of such shares must be treated as a long-term capital loss to avoid the selling of dividends.5

5.           Further limitations of Rule 19b-1.

Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gain dividends, as defined in Section 852(b)(3)(C) of the Code, that a fund may make with respect to any one taxable year to one, plus a supplemental “clean-up” distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under Section 4982 of the Code.

Applicants assert that by limiting the number of capital gain distributions that a fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever that fund’s realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the Rule. Rule 19b-1 thus may force the fixed regular periodic distributions under a periodic distribution plan to be funded with returns of capital6 (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long-term capital gains otherwise could be available. To distribute all of a fund’s long-term capital gains within the limits in Rule 19b-1, a fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount. Applicants believe that the application of Rule 19b-1 to a fund’s periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.

Revenue Ruling 89-81 under the Code requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common shares and preferred shares outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year.  To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred share dividends. Although Rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under Rule 19b-1 for a tax year and still need to distribute additional capital gains allocated to the preferred shares to comply with Revenue Ruling 89-81.

The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred shares issued by a closed-end fund.  Such distributions are either fixed or are determined in periodic auctions or remarketings by reference to short-term interest rates rather
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5           See Section 852(b)(4)(A) of the Code.

6          These would be returns of capital for financial accounting purposes and not for tax accounting purposes.

than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long-term capital gains.

The Applicants also submit that the “selling the dividend” concern is not applicable to preferred shares, which entitle a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like a debt security, are priced based upon their liquidation value, dividend rate, credit quality, and frequency of payment.   Investors buy preferred shares for the purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.

The proposed Order will assist the Funds in avoiding these Rule 19b-1 problems.

6.           General.

The relief requested is that the Commission permit the Funds to make periodic distributions in respect of their common shares consisting in whole or in part of capital gain dividends as often as monthly in any one taxable year and in respect of their preferred shares, if any, consisting in whole or in part of capital gain dividends as frequently as specified by or determined in accordance with the terms thereof. Granting this relief would provide the Funds with flexibility in meeting potential investor interest in receiving more frequent distributions. Implementation of the relief requested would ameliorate the concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the “selling of dividends” problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.

The potential issues under Rule 19b-1 are basically not relevant to distributions on preferred shares.  Not only are such distributions fixed or determined in periodic auctions or remarketings by reference to short-term interest rates rather than by reference to performance of the issuer, but also the long-term capital gain component is mandated by the Internal Revenue Service to be the same proportion as the proportion of long-term gain dividends bears to the total distributions in respect of the common shares and, consequently, the long-term gain component cannot even be known until the last dividend of the year. In these circumstances it would be very difficult for any of the potential abuses reflected in Rule 19b-1’s restrictions to occur.

In summary, Rule 19b-1 in the circumstances referred to above distorts the effective and proper functioning of the Funds’ distributions and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to avoid. These distortions forced by Rule 19b-1 serve no purpose and are not in the best interests of shareholders.

V.           APPLICANTS’ CONDITIONS

Applicants agree that, with respect to each Fund seeking to rely on the Order, the Order will be subject to the following conditions:

1.           Compliance Review and Reporting.

The Fund’s chief compliance officer will (a) report to the Fund’s Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (i) the Fund has complied with the conditions of the Order and (ii) a material compliance matter (as defined in Rule 38a-1(e)(2) under the Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

2.           Disclosures to Fund Shareholders.

(a)           Each 19(a) Notice disseminated to the holders of the Fund’s common shares, in addition to the information required by Section 19(a) and Rule 19a-1:

(i)           Will provide, in a tabular or graphical format:

(1)           the amount of the distribution, on a per common share basis, together with the amounts of such distribution amount, on a per common share basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(2)           the fiscal year-to-date cumulative amount of distributions, on a per common share basis, together with the amounts of such cumulative amount, on a per common share basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(3)           the average annual total return in relation to the change in NAV for the 5-year period ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period’s annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

(4)           the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date.

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

(ii)           will include the following disclosure:

(1)           “You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Plan”;

(2)           “The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income’”;7  and

(3)           “The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.”

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution.

(b)           On the inside front cover of each report to shareholders under Rule 30e-1 under the Act, the Fund will:

(i)           describe the terms of the Plan (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

(ii)           include the disclosure required by condition 2(a)(ii)(1) above;

(iii)           state, if applicable, that the Plan provides that the Board may amend or terminate the Plan at any time without prior notice to Fund shareholders; and

(iv)           describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Plan and any reasonably foreseeable consequences of such termination.

(c)           Each report provided to shareholders under Rule 30e-1 under the Act, and each prospectus filed with the Commission on Form N-2 under the Act, will provide the Fund’s total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund’s total return.

3.           Disclosure to Common Shareholders, Prospective Common Shareholders and Third Parties.

(a)           The Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a Form 1099) about the Plan or distributions under the Plan by the Fund, or agents that the Fund has authorized to make such communication on the Fund’s behalf,
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7           The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

to any Fund common shareholder, prospective common shareholder or third-party information provider;

(b)           The Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, as an exhibit to its next filed Form N-CSR; and

(c)           The Fund will post prominently a statement on its Web site containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and will maintain such information on such Web site for at least 24 months.

4.           Delivery of 19(a) Notices to Beneficial Owners.

If a broker, dealer, bank or other person (“financial intermediary”) holds common shares issued by a Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund: (a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund’s shares held through such financial intermediary; (b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary’s sending of the 19(a) Notice to each beneficial owner of the Fund’s shares; and (c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

5.           Additional Board Determinations for Funds Whose Common Shares Trade at a Premium.

If:
(a)           The Fund’s common shares have traded on the Exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund’s common shares as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

(b)           The Fund’s annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund’s average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period;

then:
(i)           At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board including a majority of the Independent Directors:

(1)           will determine whether continuation, or continuation after amendment, of the Plan is consistent with the Fund’s investment objective(s) and policies and in the best interests of the Fund and its shareholders, after considering the information in condition 5(b)(i)(1) above; including, without limitation;

(2)           will determine whether continuation, or continuation after amendment, of the Plan is consistent with the Fund’s investment objective(s) and policies and in the best interests of the Fund and its shareholders, after considering the information in condition 5(b)(i)(1) above; including, without limitation:

(A)           whether the Plan is accomplishing its purpose(s);

(B)           the reasonably foreseeable material effects of the Plan on the Fund’s long-term total return in relation to the market price and NAV of the Fund’s common shares; and

(C)           the Fund’s current distribution rate, as described in condition 5(b) above, compared with the Fund’s average annual taxable income or total return over the 2-year period, as described in condition 5(b), or such longer period as the Board deems appropriate; and

(3)           based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Plan; and

(ii)           The Board will record the information considered by it including its consideration of the factors listed in condition 5(b)(i)(2) above and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Plan in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

6.           Public Offerings.

The Fund will not make a public offering of the Fund’s common shares other than:

(a)           a rights offering below NAV to holders of the Fund’s common shares;

(b)           an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin off or reorganization of the Fund; or

(c)           an offering other than an offering described in conditions 6(a) and 6(b) above, provided that, with respect to such other offering:

(i)           the Fund’s annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date, expressed as a percentage of NAV as of such date, is no more than 1 percentage point greater than the Fund’s average annual total return for the 5-year period ending on such date; and

(ii)           the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common shares as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding preferred shares that such Fund may issue.

7.           Amendments to Rule 19b-1.

The requested Order will expire on the effective date of any amendment to Rule 19b-1 that provides relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common shares as frequently as twelve times each year.

VI.           APPLICABLE PRECEDENT

The Commission has recently granted relief substantially the same as that sought here.8

VII.           PROCEDURAL COMPLIANCE

Pursuant to Rule 0-2(c) under the Act, each Applicant hereby states that the person signing and filing this application on its behalf is fully authorized to do so, that under the provisions of the Articles of Incorporation and Bylaws of such Applicant responsibility for the management of the affairs of such Applicant is vested in its respective board, and that such Applicant has complied with all requirements for the execution and filing of this application in its name and on its behalf.

The verifications required by Rule 0-2(d) are attached to this application. Pursuant to Rule 0-2(f) under the Act, the Applicants further state that:

(a)           The address of each Applicant is as follows:

The Adams Express Company
Seven Saint Paul Street, Suite 1140
Baltimore, MD 21202

________________________
8           See In the Matter of Eaton Vance Enhanced Equity Income Fund, et al., Investment Company Act Release Nos. 28616 (February 10, 2009) (notice) and 28643 (March 10, 2009) (order); In the Matter of BlackRock International Growth and Income Trust, et al., Investment Company Act Release Nos. 28690 (April 7, 2009) (notice) and 28719 (May 5, 2009) (order); In the Matter of Alpine Global Dynamic Dividend Fund, et al., Investment Company Act Release Nos. 28897 (September 4, 2009) (notice) and 28937 (September 30, 2009) (order); In the Matter of Neuberger Berman Management LLC, et al., Investment Company Act Release Nos. 28945 (October 14, 2009) (notice) and 28994 (November 10, 2009) (order); In the Matter of The Chile Fund, Inc., et al., Investment Company Act Release Nos. 29167 (March 2, 2010) (notice) and 29195 (March 30, 2010) (order); In the Matter of Lazard Global Total Return and Income Fund, Inc., et al., Investment Company Act Release Nos. 29331 (June 24, 2010) (notice) and 29344 (July 21, 2010) (order); In the Matter of Federated Enhanced Treasury Income Fund, et al., Investment Company Act Release Nos. 29341 (July 14, 2010) (notice) and 29379 (August 10, 2010) (order); In the Matter of Tri-Continental Corporation, et al., Investment Company Act Release Nos. 29415 (September 10, 2010) (notice) and 29457 (October 5, 2010) (order); In the Matter of ING Asia Pacific High Dividend Equity Income Fund, et al., Investment Company Act Release Nos. 29735 (July 21, 2011) (notice) and 29754 (August 16, 2011) (order); In the Matter of Tortoise Power and Energy Infrastructure Fund, et al., Investment Company Act Release Nos. 29755 (August 16, 2011) (notice) and 29785 (September 12, 2011) (order); and In the Matter of Stone Harbor Emerging Markets Income Fund, et al., Investment Company Act Release Nos. 29791 (September 16, 2011) (notice) and 29834 (October 12, 2011) (order).

Petroleum & Resources Corporation
Seven Saint Paul Street, Suite 1140
Baltimore, MD 21202

(b)           Any questions regarding this application should be directed to:

Lawrence L. Hooper, Jr. Esq.
The Adams Express Company
Seven Saint Paul Street, Suite 1140
Baltimore, MD 21202

With copies to:

Diane E. Ambler, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC  20006

VIII.           CONCLUSION

On the basis of the foregoing, the Applicants respectfully request that the Commission enter an order pursuant to Section 6(c) of the Act exempting the Funds from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder to permit each Fund to make distributions on its common shares consisting in whole or in part of capital gain dividends as frequently as once per month so long as it complies with the conditions of the Order and maintains in effect a distribution policy with respect to its common shares calling for periodic distributions of an amount equal to a fixed amount per share, a fixed percentage of market price per share or a fixed percentage of such Fund’s NAV.  In addition, the Applicants request that the Order permit each Fund to make distributions on its preferred shares (if any) that it has issued or may issue in the future consisting in whole or in part of capital gain dividends as frequently as specified by or determined in accordance with the terms thereof.

THE ADAMS EXPRESS COMPANY

By:	/s/ Lawrence L. Hooper, Jr.
Name:	Lawrence L. Hooper, Jr.
Title:	Vice President, General Counsel and Secretary

PETROLEUM & RESOURCES CORPORATION

By:	/s/ Lawrence L. Hooper, Jr.
Name:	Lawrence L. Hooper, Jr.
Title:	Vice President, General Counsel and Secretary

Dated:  July 27, 2012

Verification

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached application for an order for and on behalf of The Adams Express Company; that he is Vice President, General Counsel and Secretary of such company; and that all actions taken by the members and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Lawrence L. Hooper, Jr.
Name:	Lawrence L. Hooper, Jr.
Title:	Vice President, General Counsel and Secretary

Dated:	July 27, 2012

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached application for an order for and on behalf of Petroleum & Resources Corporation; that he is Vice President, General Counsel and Secretary of such company; and that all actions taken by the persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Lawrence L. Hooper, Jr.
Name:	Lawrence L. Hooper, Jr.
Title:	Vice President, General Counsel and Secretary

Dated:	July 27, 2012

Resolutions

At a meeting held on July 12, 2012, the Board adopted the following resolution on behalf of The Adams Express Company authorizing the execution and filing of this application:

RESOLVED, that the proper officers of the Company be, and each of them hereby is, authorized, empowered, and directed on behalf of the Company to arrange for the preparation, execution and filing of an application (and any and all amendments thereto) with the Securities and Exchange Commission, pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”), for an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder to permit the Company to make capital gains distributions in any one taxable year in excess of the number of distributions otherwise permitted under the Act, and any such application and amendments and related documents filed in connection therewith shall be in such form as they, by execution and filing thereof, shall approve.

At a meeting held on July 12, 2012, the Board adopted the following resolution on behalf of Petroleum & Resources Corporation authorizing the execution and filing of this application:

RESOLVED,that the proper officers of the Corporation be, and each of them hereby is, authorized, empowered, and directed on behalf of the Corporation to arrange for the preparation, execution and filing of an application (and any and all amendments thereto) with the Securities and Exchange Commission, pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”), for an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder to permit the Corporation to make capital gains distributions in any one taxable year in excess of the number of distributions otherwise permitted under the Act, and any such application and amendments and related documents filed in connection therewith shall be in such form as they, by execution and filing thereof, shall approve.